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Paul Rustand

Principal / Director of Widgets & Stone

Chattanooga, Tennessee

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 **Widgets & Stone**

 **Yale School of Management**

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Director of Widgets & Stone, Paul holds an MFA in Book Arts from the University of Alabama and a BFA in Design & Illustration from East Carolina University. He also completed the AIGA's "Business Perspectives for Creative Leaders" program at Yale School of Management. He is quite proud of his ...

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Experience

 **Widgets & Stone**
23 yrs 4 mos

 **Director**
Nov 1995 – Present · 23 yrs 3 mos
Chattanooga, TN

We are an award-winning creative agency, using design to build brands, products, user experiences, environments, and places. Design with results.

We work with select clients to craft communications that position them for growth. This often means providing much more than a logo or a strategy – we deliver an integrated, cross-media platform of verbal and visual articulation.

Widgets & Stone's immersive design approach unearths your values and personalit... See more

Director / Principal
Oct 1995 – Present · 23 yrs 4 mos

I direct a small brand design studio, Widgets & Stone, that connects business with creativity. We design tools and strategies that benefit economy, communication, innovation and brand.

Intern

Sagmeister, Inc.

Mar 2004 – Apr 2004 · 2 mos

At age 34 I got frustrated with having to be self-taught in everything (in regards to running my own design studio), so I applied for an internship at Sagmeister. He said he already had the year of internships filled, but he would put me on the waiting list.
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Education

Yale School of Management

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The University of Alabama
MFA, Book Arts
1998 – 2004

East Carolina University
1991 – 1994



